1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

(1) PROPOSAL FOR GENERAL MANDATE
TO ISSUE NEW H SHARES AND
REPURCHASE H SHARES;
(2) RESIGNATION OF EXECUTIVE DIRECTOR AND PROPOSED ELECTION OF NEW EXECUTIVE DIRECTOR;
(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND
(4) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

Notices convening the AGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:00 a.m., 9:30 a.m. and 9:45 a.m. respectively are set out on pages 18 to 34 of this circular.

Reply slips and forms of proxy for use at the said meetings are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon before Wednesday, 6 May 2009. Shareholders who intend to appoint a proxy to attend the meetings are requested to complete the proxy form in accordance with the instructions printed thereon. In the case of H Shares, the proxy form shall be lodged with the registrar of H Shares of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of A Shares, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

9 April 2009

* For identification purpose only.

CONTENTS

Page

Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ii

Letter from the Board . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Proposal for General Mandate to Issue New H Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Proposal for General Mandate to Repurchase H Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2

Resignation of Executive Director and
Proposed Election of New Executive Director . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Non-recommendation of Distribution of
Final Dividend For the Year Ended 31 December 2008 . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

Proposed Amendments to the Articles of Association . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5

AGM, A Shareholders' Class Meeting and
H Shareholders' Class Meeting. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

Closure of H Share Register of Members of the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

Recommendation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

Responsibility Statement . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

Additional Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

Appendix - Explanatory Statement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	14

Notice of 2008 Annual General Meeting . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

Notice of 2009 First Class Meeting of the Holders of A Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27

Notice of 2009 First Class Meeting of the Holders of H Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	31

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic shares issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholders"	holders of A Shares;

"A Shareholders' Class Meeting"

the 2009 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 26 May 2009 at 9:30 a.m. to approve the Repurchase Mandate;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 26 May 2009 at 9:00 a.m.;

"Articles of Association"	the articles of association of the Company;

"Board"	the board of Directors;

"Chinalco"

Aluminum Corporation of China, a state-owned enterprise and the controlling Shareholder directly holding approximately 38.56% issued Shares of the Company (not including the Shares indirectly held by Chinalco through its subsidiaries);

"Company"

Aluminum Corporation of China Limited, a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

- ii -

DEFINITIONS

"Company Law"	the Company Law of the PRC;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholders"	holders of H Shares;

"H Shareholders' Class Meeting"

the 2009 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on 26 May 2009 at 9:45 a.m. to approve the Repurchase Mandate;

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Latest Practicable Date"	7 April 2009, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"Mandatory Provisions"	The Mandatory Provisions for the Articles of Association of Companies Seeking a Listing outside the PRC;

- iii -

DEFINITIONS

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Repurchase Mandate"

subject to the conditions set out in the proposed resolution approving the Repurchase Mandate at the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting, the general mandate to exercise the power of the Company to repurchase H Shares with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of the said resolution;

"RMB"	Renminbi, the lawful currency of the PRC;

"SAFE"	State Administration of Foreign Exchange of the PRC;
"Shareholder(s)"	A Shareholders and H Shareholders;

"Shares"	A Shares and H Shares;

"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers and Share Repurchases;

"%"	per cent.

- iv -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Director:
Mr. Shi Chungui	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Kang Yi	Beijing
Mr. Zhang Zhuoyuan	The People's Republic of China
Mr. Wang Mengkui	Postal code: 100082
Mr. Zhu Demiao
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

9 April 2009

To the Shareholders

Dear Sir or Madam,

(1) PROPOSAL FOR GENERAL MANDATE
TO ISSUE NEW H SHARES AND
REPURCHASE H SHARES;
(2) RESIGNATION OF EXECUTIVE DIRECTOR AND PROPOSED ELECTION OF NEW EXECUTIVE DIRECTOR;
(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION; AND
(4) NOTICES OF ANNUAL GENERAL MEETING AND CLASS MEETINGS

INTRODUCTION

The purpose of this circular is to provide you with (among others) information relating to the (i) the general mandate to be proposed at the forthcoming AGM for approval of the issue of new H Shares and repurchase of H Shares; (ii) the resignation of executive director and election of new executive director; (iii) amendments to the Articles of Association; and (iv) notices of AGM and class meetings.

* For identification purpose only.

- 1 -

LETTER FROM THE BOARD

PROPOSAL FOR GENERAL MANDATE TO ISSUE NEW H SHARES

To ensure flexibility and discretion for the Board to issue new Shares, the Company will put forward a resolution at the AGM to grant the General Mandate to the Board to allot, issue and deal with addition H Shares of the Company up to the limit of 20% of the aggregate nominal value of H Shares of the Company in issue as at the date of passing of such resolution.

PROPOSAL FOR GENERAL MANDATE TO REPURCHASE H SHARES

The Company Law (to which the Company is subject) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders' resolutions in connection with a merger or division. The Mandatory Provisions, which the Company has incorporated in its Articles of Association, provide that subject to obtaining the approval of the relevant regulatory authorities and compliance with its articles of association, share repurchases may be effected by a joint stock limited company listed outside the PRC for the purpose of reducing its share capital or in connection with a merger between itself and another entity that holds its shares or in circumstances permitted by law or administrative regulations.

The Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the Directors to repurchase the H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate meetings.

As H Shares are traded on the Hong Kong Stock Exchange in Hong Kong dollars and the price payable by the Company upon any repurchase of H Shares will, therefore, be paid in Hong Kong dollars, the approval of the relevant regulatory institutions of the State is required. Additionally, the Company shall make a filing with the CSRC 15 working days after the Company has repurchased its Shares.

In accordance with the requirements of Article 28 of the Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company within 10 days after the passing of such resolution and also by way of a publication on a newspaper within 30 days after the passing of the resolution. Creditors then have a period of up to 30 days after the Company's written notification or if no such notification has been received, up to 45 days after the publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

- 2 -

LETTER FROM THE BOARD

Accordingly, approval is being sought from the Shareholders for a conditional general mandate to repurchase H Shares in issue. In accordance with the legal and regulatory requirements described above, the Directors will put forward the relevant resolutions at the AGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting. At each of such meeting, a special resolution will be proposed to grant to the Directors a conditional general mandate to repurchase H Shares in issue on the Hong Kong Stock Exchange with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of such resolution. The Repurchase Mandate will be conditional upon (a) the special resolution for the grant of the Repurchase Mandate being approved at each of the AGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting; (b) the approvals of the SAFE and/or any other regulatory authorities (if applicable) as required by the laws, rules and regulations of the PRC being obtained; and (c) the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles of Association as described above. If the Company determines to repay any amount to any of its creditors in circumstances described under condition (c), it expects to do so out of its internal resources. If the conditions are not fulfilled, the Repurchase Mandate will not be exercised by the Directors.

The Repurchase Mandate would expire on the earlier of (a) the conclusion of the next annual general meeting of the Company following the passing of the relevant special resolution at the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting; (b) the expiration of a period of twelve months following the passing of the relevant special resolution at the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting; or (c) the date on which the authority conferred by the relevant special resolution is revoked or varied by a special resolution of the Shareholders at a general meeting or by H Shareholders or A Shareholders at their respective class meetings.

A special resolution will be proposed at the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting to grant to the Directors the Repurchase Mandate, details of which are set out in the notice of the AGM, the notice of the A Shareholders' Class Meeting and the notice of the H Shareholders' Class Meeting. The H Shares which may be repurchased pursuant to the Repurchase Mandate shall not exceed 10% of the aggregate nominal value of H Shares in issue of the Company as at the date of passing of the resolutions approving the Repurchase Mandate.

An explanatory statement giving certain information regarding the Repurchase Mandate is set out in the Appendix to this circular.

- 3 -

LETTER FROM THE BOARD

RESIGNATION OF EXECUTIVE DIRECTOR AND PROPOSED ELECTION OF NEW EXECUTIVE DIRECTOR

Mr. Xiao Yaqing, the Chairman of the Company, resigned as the Chairman of the Company on 27 March 2009 with immediate effect. He also resigned as the Chief Executive Officer, Executive Director and Chairman of the Nomination Committee of the Board on 27 March 2009, which will take effect after the election of a new executive director at the AGM of the Company to be convened on 26 May 2009. The Board extends thanks to Mr. Xiao for his contribution to the Company during his tenure. Mr. Xiong Weiping was nominated by Chinalco, the controlling shareholder of the Company, and approved at the meeting of the third session of the Board of the Company as an executive director candidate of the third session of the Board of the Company, and his appointment will be submitted to the AGM to be convened on 26 May 2009 for election and approval. The biographical detail of Mr. Xiong Weiping is as follows:

Mr. Xiong Weiping, 52, a candidate for executive director of the third session of the Board and concurrently the President of Chinalco. Mr. Xiong graduated from Central South University of Industry majoring in mining engineering. He obtained a Ph.D. degree in engineering and completed post-doctoral research in economics in Guanghua School of Management of Peking University. He has academic achievements and an impressive record of experience in economics, corporate management and metaliferous mining. Mr. Xiong is also a Professor and a tutor of Ph.D. students of Guanghua School of Management, Peking University. He is an expert who is granted special subsidies by State Council and was recognized as the "Middle-aged and Youth Expert with Special Contribution to the Nation" by the original Ministry of Personnel of the PRC. He was formerly the General Secretary of Hunan Provincial Communist Youth League, a standing committee member of the All China Youth Federation and the president of Hunan Youth Union Committee, the Vice-Chancellor and Dean of the Faculty of Management, Professor, tutor of Ph.D. students of Central South University of Industry. Mr. Xiong had served as the Vice President of China Copper, Lead & Zinc Group Corporation, the Vice President of Chinalco, the Executive Director, Senior Vice President and President of Chalco and the Vice Chairman and President of China National Travel Service (HK) Group Corporation (China Travel Service (Holdings) Hong Kong Limited).

As far as the Directors are aware and save as disclosed above, Mr. Xiong Weiping did not hold any directorships in other public listed companies in the last 3 years. Save as disclosed above, Mr. Xiong does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Subject to Shareholders' approval for the appointment of Mr. Xiong Weiping as the executive Director of third session of the Board of the Company, Mr. Xiong will enter into a service contract with the Company for a term up to the conclusion of the 2009 annual general meeting. Either party to the service contract will be entitled to terminate the service contract by giving not less than 3 months' written notice to the other party. The remuneration of Mr. Xiong for the year ended 31 December 2009 will be determined by the Remuneration Committee of the Board according to Mr. Xiong's duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and save as disclosed above, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders of the Company in respect of the new appointment of Mr. Xiong as the Director of the Company.

- 4 -

LETTER FROM THE BOARD

NON-RECOMMENDATION OF DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2008

As audited by PricewaterhouseCoopers, the profit after tax arising from the business of the Company in 2008 was RMB661 million. The amount calculated in accordance with the PRC accounting standards was equivalent to the amount calculated in accordance with the Hong Kong accounting standards. According to the relevant provisions of the Articles of Association, 10% of the profit after tax for the year is intended to be drawn into the Company's legal reserve funds, which amounted to RMB66 million. The distributable profit of the year was RMB595 million.

As the Company had distributed an interim dividend of RMB0.052 (tax inclusive) per share for the period ended 30 June 2008 in an aggregate amount of RMB703 million, which had exceeded the distributable profit at the end of 2008, no final dividend will be recommended for distribution for the year ended 31 December 2008.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In response to changes to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the "Hong Kong Listing Rules") and regulations of the China Securities Regulatory Commission ("CSRC"), it is proposed to amend the Articles of Association which was approved at the general meeting on 28 October 2008. The principal effect of the amendments are that (i) the Company may thereafter send corporate communication to its shareholders by electronic means or by making them available on the Company's website; and (ii) to comply with the latest amendments in relation to cash dividend policy promulgated by CSRC.

I.	In response to the latest amendments to the Hong Kong Listing Rules in relation to the provision of corporate communication by using company's website, it is proposed to amend the following articles:

1.	Article 70

Before amendment:

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders. For the holders of domestic shares, notice of the meetings may also be given by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council in the period that is between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

- 5 -

LETTER FROM THE BOARD

After amendment:

Notice of shareholders' general meeting shall be sent to shareholders (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid post to the address of the shareholder as shown in the register of shareholders.

For the holders of domestic shares, notice of the meetings may also be given by way of public announcement. Such announcement shall be published in one or more national newspapers designated by the securities regulatory authority of the State Council within the interval between 45 days and 50 days (including the 45th and 50th day) before the date of the meeting; after the publication of such announcement, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

For holders of H Shares, the notice of the general meeting may also be sent or provided in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

2.	Article 183

Before amendment:

The Company's financial reports should be prepared 20 days before the shareholder's annual meeting for their reference. Each shareholder has the right to receive such financial reports mentioned in this Chapter.

The Company should post above-mentioned reports to the shareholders of overseas-listed foreign invested shares in pre-paid post 21 days before the shareholder annual meeting; the addressee's address should follow the shareholder register.

After amendment:

The Company's financial reports should be prepared 20 days before the shareholder's annual meeting for their reference. Each shareholder has the right to receive such financial reports mentioned in this Chapter.

The Company should post above-mentioned reports to the holders of H Shares in pre-paid post 21 days before the shareholder annual meeting; the addressee's address should follow the shareholder register.

For holders of H Shares, such reports may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

- 6 -

LETTER FROM THE BOARD

3.	Article 211

Before amendment:

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advise the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue its re-appointment, it can raise appeal to the competent securities department of the State Council and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

The accountancy firm can resign its position by placing the written resignation advice at the Company address. The advice should come into effect on the date when it places the advice or on the date indicated in the advice. The advice should include the following statements:

(I)	Declaration that it considers its resignation has nothing to do with any matters that should be explained to the Company shareholders or creditors; or

(II)	Any such statement of matters that should be explained.

The Company should send the copy of the advice to the related competent department within 14 days after receiving the written advice in the above-mentioned Article. If the advice carries the statement mentioned in the two clauses of the preceding Article, the Company should also make the statements available for inspection by the Company's shareholders and post it to each shareholder of overseas-listed foreign invested shares by pre-paid post, the addressee's address should follow the address of shareholders' register.

If the accountancy firm's resignation advice contains any statement that should be explained, the accountancy firm can request the Board of Directors to convene a special shareholders' meeting and listen to its explanation on the resignation.

After amendment:

If the Company dismisses or does not continue the re-appointment of the accountancy firm, it should advice the accountancy firm ten days in advance, and the latter has the right to state its opinions in the shareholders' meeting. When the accountancy firm considers it is improper to dismiss or not to continue the re-appointment, it can raise appeal to the competent securities department of the State Council and China Chartered Accountants Association. If the accountancy firm resigns, it should explain whether there are improper affairs to the shareholders' meeting.

- 7 -

LETTER FROM THE BOARD

The accountancy firm can resign its position by placing the written resignation advice at the Company address. The advice should come into effect on the date when it places the advice or on the date indicated in the advice. The advice should include the following statements:

(I)	Declaration that it considers its resignation has nothing to do with any matters that should be explained to the Company shareholders or creditors; or

(II)	Any such statement of matters that should be explained.

The Company should send the copy of the advice to the related competent department within 14 days after receiving the written advice in the above-mentioned Article. If the advice carries the statement mentioned in the two clauses of the preceding Article, the Company should also make the statements available for inspection by the Company's shareholders and post it to each holder of H Shares by pre-paid post, the addressee's address should follow the address of shareholders' register. However, such notice may also be sent or provided to holders of H Shares in other ways as provided in Article 229 of the Articles of Association, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

If the accountancy firm resignation advice contains any statement that should be explained, the accountancy firm can request the Board of Directors to convene a special shareholders' meeting and listen to its explanation on the resignation.

4.	Article 229

Before amendment:

The company's notices shall be delivered by the following means: (1) by designated person; (2) by mail; (3) by public announcement; (4) by other means in accordance with the Articles of Association.

The company's notices delivered by public announcement is deemed to be received by all relevant persons, provided that such announcement shall be published in designated newspapers.

Unless otherwise stipulated herein, the Company's notices, materials or written declarations to the holders of the overseas-listed foreign shares shall be delivered by designated person or by prepaid mail at the addresses registered in the register of shareholder.

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LETTER FROM THE BOARD

After amendment:

The company's notices ("notices" include meeting notices, corporate communication or other written materials issued by the Company to shareholders in this Chapter) shall be sent by the following means: (1) by personal delivery; (2) by mail; (3) by public announcement; (4) any other means as accepted by the securities regulatory authority and the stock exchange where the Company' shares are listed or as prescribed in the Articles of Association.

The company's notices given by public announcement shall be published on newspapers (if any) and/or other media (including websites) designated by the securities regulatory authority and the stock exchange where the Company' shares are listed.

In respect of issue or supply of corporate communications by the Company to holders of H shares under the Hong Kong Listing Rules, the Company may send or supply corporate communications to holders of H shares by means of electronic means or published on the website, to the extent permitted under all applicable laws and regulations and the listing rules of the stock exchange of the place where the Company's shares are listed.

Corporate communication refers to any documents issued or to be issued by the Company for the information or action of any holders of its securities, including but not limited to:

(1)	annual reports, including reports of the Board, annual accounts of the Company together with auditor's reports and (where applicable) summary financial reports;

(2)	interim reports and (where applicable) summary of interim reports;

(3)	notices of meetings;

(4)	listing documents;

(5)	circulars; and

(6)	proxy forms.

5.	Article 232 be deleted in its entirety (the numberings of the articles and the numberings of the articles mentioned in the text to be adjusted accordingly upon deletion of this article)

Before amendment:

Unless otherwise required, any notice or report that is required or permitted by the Articles of Association to be published by way of a public announcement, the Company shall publish the public announcement on one or more national newspapers designated by the securities regulatory authority of the State Council and other Chinese publications designated by the Board of Directors and publish the same public announcement at least on one major English and one major Chinese newspaper in Hong Kong in English and Chinese on the same day.

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LETTER FROM THE BOARD

II.	In response to latest amendments in relation to cash dividend policy by CSRC, the following amendments are proposed:

1.	Article 189

Before amendment:

The Company should implement initiative methods of profit distribution and pay attention to investors' reasonable investment return.

The Company's Board of Directors should disclose the reasons of not making a plan for cash distribution of profits in the regular reports and let the independent director(s) give independent opinions.

If a shareholder appropriates the Company's funds against regulations, the Company should deduct the cash bonus distributed to that shareholder so as to reimburse the funds appropriated.

After amendment:

The Company should implement initiative methods of profit distribution, give priority to cash dividends and pay attention to investors' reasonable investment return.

The Company's Board of Directors should disclose the reasons of not making a plan for cash distribution of profits in the regular reports and let the independent director(s) give independent opinions.

If a shareholder appropriates the Company's funds against regulations, the Company should deduct the cash bonus distributed to that shareholder so as to reimburse the funds appropriated.

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LETTER FROM THE BOARD

2.	Article 195

Before amendment:

The Company may distribute dividends in the following manner:

(I)	Cash;

(II)	Stocks.

After amendment:

The Company may distribute dividends in the following manner:

(I)	Cash;

(II)	Stocks.

The Company's profit distribution policy shall remain consistent and stable. The Company may distribute interim cash dividends.

III.

To authorize the Chairman of the Company or any other persons authorised by him to make appropriate amendments pursuant to the requirements of the relevant department and authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time.

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LETTER FROM THE BOARD

AGM, A SHAREHOLDERS' CLASS MEETING AND H SHAREHOLDERS' CLASS MEETING

The notices convening the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting at which the resolutions mentioned above will be proposed are set out on pages 18 to 34 of this circular.

The following resolutions (among others) will be proposed to the Shareholders at the AGM, (i) general mandate to issue new H Shares and repurchase H Shares; (ii) election of new executive director; (iii) amendments to the Articles of Association. Resolutions will also be proposed at the A Shareholders' Class Meeting and H Shareholders' Class Meeting to grant to the Directors the Repurchase Mandate. A form of proxy for use at each of the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting is enclosed. Whether or not you are able to attend the meetings in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon. In the case of H Shareholders, the proxy form shall be lodged with the Company's H Share registrar in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong; and in the case of A Shareholders, the proxy form shall be lodged at the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China 100082 as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof (as the case may be). Completion and return of the proxy form will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

CLOSURE OF H SHARE REGISTER OF MEMBERS OF THE COMPANY

The H Share register of members of the Company will be closed from Saturday, 25 April 2009 to Tuesday, 26 May 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company at 4:30 p.m. on Friday, 24 April 2009 are entitled to attend and vote at the AGM and the H Shareholders' Class Meeting after completing the registration procedures for attending the meetings. In order for holders of H Shares to be qualified for attendance at the AGM and the H Shareholders' Class Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 April 2009 for registration.

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LETTER FROM THE BOARD

RECOMMENDATION

The Directors consider that the proposals relating to (i) the granting of the General Mandate to issue new H Shares and repurchase H Shares; (ii) election of new executive Director; (iii) amendments to the Articles of Association are in the best interests of the Company and its Shareholders and accordingly recommend that all Shareholders, A Shareholders and H Shareholders should vote in favour of all the aforesaid resolutions to be proposed at AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting (as the case may be).

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

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APPENDIX	EXPLANATORY STATEMENT

In accordance with the Hong Kong Listing Rules, this appendix serves as the explanatory statement to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution to be proposed at the AGM, the A Shareholders' Class Meeting and the H Shareholders' Class Meeting for the granting of the Repurchase Mandate to the Board.

REPURCHASE MANDATE

Reasons for Repurchase of H Shares

The Board believes that the flexibility afforded by the Repurchase Mandate to repurchase H Shares would be beneficial to and in the best interest of the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such repurchases of H Shares will only be made when the Board believes that such repurchases of H Shares will benefit the Company and its Shareholders.

Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB13,524,487,892 comprising 3,943,965,968 H Shares of RMB1.00 each and 9,580,521,924 A Shares of RMB1.00 each.

Exercise of the Repurchase Mandate

Subject to the passing of the special resolution set out in the notice of AGM, the special resolution approving the granting to the Board of the Repurchase Mandate in the A Shareholders' Class Meeting and H Shareholders' Class Meeting respectively, the Board will be granted the Repurchase Mandate until the end of the Relevant Period (as defined in the special resolution in the notice of the AGM, special resolution in the notice of A Shareholders' Class Meeting and special resolution in the notice of the H Shareholders' Class Meeting). The exercise of the Repurchase Mandate is subject to the approval(s) of the SAFE and/or any other regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and to the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure under Article 28 of the Articles of Association.

The exercise in full of the Repurchase Mandate (on the basis of 3,943,965,968 H Shares in issue as at the Latest Practicable Date and that no H Shares will be allotted and issued or repurchased by the Company on or prior to the date of the AGM, the A Shareholders' Class Meeting and H Shareholders' Class Meeting) would result in a maximum of 394,396,596 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing of the relevant resolution.

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APPENDIX	EXPLANATORY STATEMENT

Funding of Repurchases

In repurchasing its H Share, the Company intends to apply funds from the Company's internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Articles of Association and the applicable laws, rules and regulations of the PRC.

The Company is empowered by its Articles of Association to purchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose. Under PRC laws, H Shares so repurchased will be treated as cancelled and the Company's registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not purchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

GENERAL

The Board considers that there would not be any material adverse impact on the working capital and on the gearing position of the Company in the event that the Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2008). However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of H Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make purchases under the Repurchase Mandate in accordance with the Hong Kong Listing Rules, the Articles of Association and the applicable laws, rules and regulations of the PRC.

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APPENDIX	EXPLANATORY STATEMENT

H SHARES PRICES

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	HK$

2008
April	14.58	11.72
May	14.88	12.16
June	14.06	8.72
July	9.56	7.77
August	7.88	6.1
September	7.19	4.34
October	4.89	1.9
November	3.91	2.58
December	5.05	3.27

2009
January	5.30	3.15
February	4.53	3.31
March	5.43	3.36
April	5.82	4.58

H SHARE PURCHASED BY THE COMPANY

No purchase of H Shares has been made by the Company in the previous six months preceding the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

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APPENDIX	EXPLANATORY STATEMENT

DISCLOSURE OF INTERESTS

If as a result of the H Share repurchase by the Company, a substantial shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Chinalco, whose interest in the Company is notifiable under Part XV (Disclosure of Interests) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), held directly or indirectly approximately 41.82% of the Company's total registered capital. In the event that the Board exercised in full the power to repurchase H Shares in accordance with the terms of the Repurchase Mandate proposed at the AGM, A Shareholders' Class Meeting and H Shareholders' Class Meeting, the total interests of Chinalco in the total registered capital of the Company would be increased to approximately 43.08%. The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any purchases to be made under the Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Hong Kong Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Listing Rules not being complied with.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intends to sell H Shares to the Company under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the Repurchase Mandate is approved by its Shareholders and the conditions to which the Repurchase Mandate is subject are fulfilled.

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NOTICE OF 2008 ANNUAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2008 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:00 a.m. for the following purpose:

ORDINARY RESOLUTIONS

1.

To consider and approve the Report of Directors of the Company for the year ended 31 December 2008 (including the financial statements prepared under the Hong Kong Financial Reporting Standards and the financial report prepared under the PRC Accounting Standards for Business Enterprises (2006));

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December 2008;

3.	To consider and approve the report of the independent auditor and the audited financial statements of the Group and of the Company for the year ended 31 December 2008;

4.	To consider and approve the non payment of a final dividend for the year ended 31 December 2008;

5.	To consider and appoint Mr. Xiong Weiping as an executive Director of the 3rd session of the Board of the Company for a term up to the conclusion of the 2009 annual general meeting of the Company;

6.

To consider and approve the remuneration standard for Directors and supervisors of the Company for 2009 and the distribution of the 2008 annual incentive salary of Directors and supervisors in the form of discretionary bonus with a total amount of RMB1,122,400;

* For identification purpose only.

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NOTICE OF 2008 ANNUAL GENERAL MEETING

7.

To consider and approve the renewal of one-year liability insurance for Directors, supervisors and senior management of the Company (from 18 May 2009 to 17 May 2010). The matters concerning insurance premium and insurance coverage were entrusted to Aon-COFCO Insurance Brokers Co., Ltd. for handling. To authorize the Board of the Company to instruct relevant departments to handle the specific matters concerning insurance coverage;

8.

To consider and approve the re-election of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company () as the Company's independent auditors and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board to determine their remuneration;

9.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

10.

Amend Article 70, Article 183, Article 211, Article 229 and delete Article 232 according to the latest amendments to the delivery of corporate communication through the company's website under the Hong Kong Listing Rules, and to amend Article 189, and Article 195 according to the latest amendments to the policies of cash bonus stipulated by CSRC, and to authorize the Chairman of the Company or any other person authorised by him to make further adjustments at his discretion with reference to requirements of the relevant authorities and to seek approval and make the relevant filing with the relevant authorities at the appropriate time. Details are set out in the circular dated 9 April 2009 of the Company;

11.	To consider and approve the following resolution by way of special resolution:

(a)

the Board of the Company be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board of the Company shall not exceed 20 % of the total nominal value of H Shares in issue as at the date of the this resolution (as at the date of this resolution); and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

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NOTICE OF 2008 ANNUAL GENERAL MEETING

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution in a general meeting;

(c)	contingent on the directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association as it thinks fit so as to reflect the increase in registered capital of the Company.

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NOTICE OF 2008 ANNUAL GENERAL MEETING

12.	To consider and approve the following resolution by way of special resolution:

To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company", which is a general mandate to authorise the board of directors to repurchase the H shares of the Company (including but not limited to authorising the board of directors to decide on the time, quantity and price of repurchase, to set up overseas stock accounts and to process the respective foreign exchange registration procedures, to inform creditors and to make announcement, to attend to filing with the China Securities Regulatory Commission, to cancel the repurchased shares, to amend articles of association and to process the respective registration and to execute and to deal with other documents and matters in relation to repurchase of shares) with an aggregate number not exceeding 10% of the aggregate number of H Shares in issue as at the date of the resolution passed in the general meetings. The mandate is valid from the date of passing of this resolution in the 2008 Annual General Meeting, 2009 First Class Meeting of Holders of A Shares and 2009 First Class Meeting of Holders of H Shares (whichever is later) to the conclusion of 2009 Annual General Meeting of the Company to be held in 2010.

To authorize the board ("Board") of directors of the Company to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

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NOTICE OF 2008 ANNUAL GENERAL MEETING

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the class meeting for holders of H Shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of A Shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

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NOTICE OF 2008 ANNUAL GENERAL MEETING

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations.

13.	To consider and approve the following resolution by way of special resolution:

Upon registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue short-term bills ("Short-term Bills") in the period from the date when approval from the Company's shareholders is obtained at the 2008 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2009 on the following terms:

(i)	Place of issue	:	within the People's Republic of China (excluding Hong Kong, Macau and Taiwan);

(ii)	Principal amount	:	up to RMB10 billion, in one or more tranches;

(iii)	Maturity	:	up to one year;

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:

mainly to be used in the production and operation of the Company, including but not limited to supplementing working capital, purchasing raw materials and imported alumina and, if there is any surplus, repaying borrowings due.

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NOTICE OF 2008 ANNUAL GENERAL MEETING

the Chairman of the Company or any person authorised by him be authorised to decide and deal with matters relating to the issue of the Short-term Bills in his discretion, including but not limited to the exact time of issue, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, information document on the use of proceed, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors) and to do all such things and acts as are necessary.

14.	To consider and approve the following resolution by way of special resolution:

Upon registration with the National Association of Financial Market Institutional Investors, the Company is permitted to issue medium-term notes ("Medium-term Notes") in the period from the date when approval from the Company's shareholders is obtained at the 2008 annual general meeting to the conclusion of the annual general meeting of the Company for the year ending 31 December 2009 on the following terms:

(i)	Place of issue	:	within the People's Republic of China (excluding Hong Kong, Macau and Taiwan);

(ii)	Principal amount	:	up to RMB10 billion, in one or more tranches;

(iii)	Maturity	:	up to five years;

(iv)	Interest rate	:	to be determined according to market conditions but not higher than the best lending rates for the same period quoted by the People's Bank of China;

(v)	Target subscribers	:	institutional investors in the national interbank market and not the general public;

(vi)	Use of proceeds	:	mainly to be used to supplement the medium term working capital of the Company and project expenditure and, if there is any surplus, to repay borrowings due.

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NOTICE OF 2008 ANNUAL GENERAL MEETING

the Chairman of the Company or any person authorised by him be authorised to decide and deal with matters relating to the issue of the Medium-term Notes in his discretion, including but not limited to the exact time of issue, issue amount, number of tranches, interest rate and use of proceeds, and to execute all necessary documents (including but not limited to the directions to be obtained, information document on the use of proceed, underwriting agreement and all necessary public announcement) and to attend to all necessary procedures (including but not limited to registration with the National Association of Financial Market Institutional Investors ) and to do all such things and acts as are necessary.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 April 2009

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 25 April 2009 to Tuesday, 26 May 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 24 April 2009 at 4:30 p.m. are entitled to attend the AGM. In order for holders of H Shares to be eligible to attend the AGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 April 2009 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the AGM, i.e. no later than Wednesday, 6 May 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

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NOTICE OF 2008 ANNUAL GENERAL MEETING

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/ her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

- 26 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 FIRST CLASS MEETING OF
THE HOLDERS OF A SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holders of A shares of the Company (the "A Shareholders Class Meeting") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:30 a.m. (or immediately after the conclusion or adjournment of the AGM which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

"To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company". For details, please refer to the circular of the Company dated 9 April 2009. The special resolution is as follows:

To authorize the board ("Board") of directors of the Company to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

* For identification purpose only.

- 27 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting for holders of Shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of H Shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in the annual general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

- 28 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 April 2009

- 29 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF A SHARES

Notes:

(a)	Holders of A Shares whose names appear on the A Share register of members of the Company on Friday, 24 April 2009 at 4:30 p.m. are entitled to attend this meeting.

(b)

Holders of A Shares, who intend to attend the class meeting of the holders of A Shares of the Company (the "A Shareholders Class Meeting"), must complete the reply slips for attending the A Shareholders Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the A Shareholders Class Meeting, i.e. no later than Wednesday, 6 May 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of A Shares who has the right to attend and vote at the A Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the A Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the A Shareholders Class Meeting or any adjournment thereof in order for such documents to be valid.

(f)

If a proxy attends the A Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the A Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the A Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All votings at the A Shareholders Class Meeting will be conducted by a poll.

- 30 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE OF 2009 FIRST CLASS MEETING OF
THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that a class meeting of the holder of H shares of the Company (the "H Shareholders' Class Meeting") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 26 May 2009 at 9:45 a.m. (or immediately after the conclusion or adjournment of the A Shareholders' Class Meeting which will be held at the same place and date) for the purpose of considering and, if thought fit, passing the following resolution:

SPECIAL RESOLUTION

"To consider and approve the "Resolution to grant the board of directors of the Company a general mandate to repurchase H shares of the Company". For details, please refer to the circular of the Company dated 9 April 2009. The special resolution is as follows:

To authorize the board ("Board") of directors of the Company to repurchase H Shares of the Company (the "H Shares") subject to the following conditions:

(a)

subject to paragraphs (b) and (c) below, the Relevant Period (as defined in paragraph (d) below) during which the Board may exercise all the powers of the Company to repurchase H Shares in issue of the Company on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"), subject to and in accordance with all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), the Stock Exchange or of any other governmental or regulatory body be and is hereby approved;

(b)

the aggregate nominal value of H Shares authorized to be repurchased pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal value of H Shares in issue of the Company as at the date of the passing of this resolution;

* For identification purpose only.

- 31 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(c)	the approval in paragraph (a) above shall be conditional upon:

(i)

the passing of a special resolution in the same terms as the resolution set out in this paragraph (except for this sub-paragraph (c)(i)) at the annual general meeting for holders of Shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable); and the class meeting for holders of A shares of the Company to be held on 26 May 2009 (or on such adjourned date as may be applicable);

(ii)

the approval of the State Administration of Foreign Exchange of the PRC and/or any other regulatory authorities as may be required by the laws, rules and regulations of the PRC being obtained by the Company if appropriate; and

(iii)

the Company not being required by any of its creditors to repay or to provide guarantee in respect of any amount due to any of them (or if the Company is so required by any of its creditors, the Company having, in its absolute discretion, repaid or provided guarantee in respect of such amount) pursuant to the notification procedure set out in Article 28 of the Articles of Association of the Company;

(d)	for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting following the passing of this special resolution;

(ii)	the expiration of a period of twelve months following the passing of this special resolution; or

(iii)

the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in a general meeting or by a special resolution of holders of H Shares or holders of A Shares of the Company at their respective class meetings; and

- 32 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(e)	subject to approval of all relevant governmental authorities in the PRC for the repurchase of such H Shares being granted, the Board be hereby authorised to:

(i)

cancel the H Shares so repurchased upon the repurchase of H Shares as contemplated in paragraph (a) above, and to take such action and execute such documents as the Board deems desirable or necessary in relation to the repurchase of H Shares in accordance with the applicable laws, rules and regulations;

(ii)

make such amendments to the Articles of Association of the Company as it thinks fit so as to reduce the registered capital of the Company and to reflect the new capital structure of the Company upon the repurchase of H Shares as contemplated in paragraph (a) above;

(iii)	file the amended Articles of Association of the Company with the relevant governmental authorities of the PRC; and

(iv)

file a report with the China Securities Regulatory Commission after the Company has repurchased its H Shares as contemplated in paragraph (a) above in accordance with the applicable laws, rules and regulations."

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 April 2009

Notes:

(a)

The H Share register of members of the Company will be closed from Saturday, 25 April 2009 to Tuesday, 26 May 2009, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Friday, 24 April 2009 at 4:30 p.m. are entitled to attend this meeting. In order for holders of H Shares to be qualified for attendance at the class meeting of the holder of H shares of the Company (the "H Shareholders' Class Meeting"), all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 24 April 2009 for registration.

- 33 -

NOTICE OF 2009 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

(b)

Holders of H Shares, who intend to attend the H Shareholders' Class Meeting, must complete the reply slips for attending the H Shareholders' Class Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the H Shareholders' Class Meeting, i.e. no later than Wednesday, 6 May 2009.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders' Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders' Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders' Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders' Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders' Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders' Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All votings at the H Shareholders' Class Meeting will be conducted by a poll.

- 34 -

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary